

January 18, 2018

By E-Mail

Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re: Qualcomm Incorporated**
> **Definitive Additional Soliciting Materials**
> **Filed on January 16, 2018**
> **File No. 000-19528**

Dear Mr. Williams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Definitive Additional Soliciting Materials

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure that your leadership in the development of "5G will be no different" from your leadership in 4G.

2. Your disclosure that Broadcom's nominees "…are likely to act in the best interests of Broadcom and Silver Lake" states that those nominees are unlikely to fulfill their fiduciary duties to the company's security holders. You made similar statements in connection with the "Investor Presentation Video" in which Mr. Mollenkopf said that, assuming the Broadcom nominees are elected, "the new Board's interest will be aligned with Broadcom. They will be focused on pushing a low value deal, rather than one that is in the interest of Qualcomm stockholders." You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. With a view toward avoiding such statements in the future, please provide a factual foundation for your disclosure. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

3.   We note the statement made by Mr. Rosenberg in the "Investor Presentation Video" that "China's largest smartphone makers, Qualcomm's customers — Oppo, Vivo, Xioami — have expressed opposition to the acquisition, which could hurt efforts by Broadcom to win over Chinese regulators." Please confirm that you will clearly characterize similar future statements as an opinion or belief. In addition, provide support for the referenced disclosure.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions